June 23, 2006

Board of Directors
Farnsworth Bancorp, Inc.
789 Farnsworth Avenue
Bordentown, New Jersey 08505

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Farnsworth Bancorp, Inc. (the “Company”), of the Merger Consideration (as defined below) to be paid to the Company’s shareholders in connection with the proposed merger (the “Merger”) of the Company with and into Sterling Banks, Inc. (“Sterling”) and Sterling Bank (“Sterling Bank”), pursuant and subject to the Agreement and Plan of Merger by and among Sterling, Sterling Bank and the Company dated as of June 23, 2006 (the “Agreement”). The Agreement provides for, among other things, Merger Consideration (as defined below) to be paid to the Company’s shareholders as follows:

Each share of Company common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive: (a) cash in the amount of $27.50, without interest; (b) 2.3625 (1) shares of Sterling common stock; or (c) a combination thereof per each shareholder’s election, subject to adjustment under certain circumstances. (the “Merger Consideration”).

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the Agreement;

2.	reviewed the Annual Report to Shareholders, the Company and of Sterling Bank for the periods ended December 31, 2005, 2004 and 2003;

3.	reviewed the Annual Reports on Form 10-K of the Company and of Sterling Bank for the years ended December 31, 2005, 2004 and 2003;

4.
reviewed the Quarterly “TFR Reports” filed with the Office of Thrift Supervision (“OTS”) of Peoples Savings Bank for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
250 Park Avenue, Second Floor, New York, NY 10177
212-297-5600 • 212-297-5613 Fax
www.RaymondJames.com

5.	reviewed the Quarterly Reports on Form 10-Q of Sterling Bank and the Company for the three month periods ended March 31, 2006, December 31, 2005 and September 30, 2005;

6.	reviewed certain financial analyses and forecasts of the Company and Sterling Bank which were prepared by the respective managements of the Company and Sterling Bank;

7.	reviewed comparative financial and operating data on the banking industry and certain institutions which we deemed to be comparable to each of the Company and Sterling Bank;

8.	reviewed the historical market prices and trading activity for the common stock of the Company and Sterling Bank;

9.	reviewed the pro forma financial impact of the Merger;

10.
reviewed certain bank mergers and acquisitions on a regional and nationwide basis for institutions which we deemed to be comparable to the Company and compared the proposed consideration with the consideration paid in such other mergers and acquisitions;

11.	conducted limited discussions with members of senior management of each of the Company and Sterling Bank concerning the financial condition, business and prospects of each respective company; and

12.	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In performing our review and preparing this opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information made available to us for purposes of this opinion, and we have not independently verified such information nor have we undertaken an independent evaluation of the assets and liabilities of the Company or Sterling Bank. With respect to financial projections reviewed with management, we have assumed, with the Company’s consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements and we express no opinion as to those financial projections or the assumptions on which they are based. We further have assumed, with the Company’s consent, that the Merger will be consummated as set forth in the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof, and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no limitations, restrictions or conditions will be imposed on the Company, or Sterling. We have also assumed for purposes of this opinion that there has been no material change in

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
250 Park Avenue, Second Floor, New York, NY 10177
212-297-5600 • 212-297-5613 Fax
www.RaymondJames.com

the financial condition of the Company or Sterling Bank from that reflected, respectively, in the TFR Report as filed with the OTS for the period ended March 31, 2006 and the Quarterly Report as filed on Form 10-Q for the period ended March 31, 2006.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof. Any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Merger. We did not structure the Merger or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of Sterling’s stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Sterling at that time. Our opinion is limited to the fairness to the Company, from a financial point of view, of the Consideration to be paid to the Company’s shareholders in connection with the Merger. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (iv) the relative contribution of assets, loans, deposits, equity and income of the Company to the combined entity; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James is currently providing investment banking services to the Company. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Merger and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
250 Park Avenue, Second Floor, New York, NY 10177
212-297-5600 • 212-297-5613 Fax
www.RaymondJames.com

James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company or of Sterling for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Merger and does not constitute a recommendation to any shareholder regarding how said shareholder should vote on the proposed Merger. Furthermore, this letter does not constitute a recommendation to any shareholder as to what form of consideration they should elect to receive. This letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld.

Raymond James consents to the inclusion and description of this opinion as Appendix H to the Joint Proxy Statement/Prospectus which forms part of the Registration Statement on Form S-4 of Sterling and the references to our firm in such Joint Proxy Statement/Prospectus.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchanges Commission thereunder..

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
250 Park Avenue, Second Floor, New York, NY 10177
212-297-5600 • 212-297-5613 Fax
www.RaymondJames.com

By: /s/Michael T. Mayes

Michael T. Mayes
Managing Director

(1). Adjusted from the June 23, 2006 announcement exchange ratio of 2.25 to reflect Sterling Bank’s July 28, 2006

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
250 Park Avenue, Second Floor, New York, NY 10177
212-297-5600 • 212-297-5613 Fax
www.RaymondJames.com